Exhibit 99.1

QIWI Announces Determination of Independent Directors and Composition of certain

Committees of the Board of Directors

MOSCOW, RUSSIA – August 12, 2014 – QIWI plc, (NASDAQ: QIWI) (“QIWI” or the “Company”) today announced that its Board of Directors determined Mr. Osama Bedier, Mr. Ron Kalifa and Mr. Andrey Shemetov to be independent directors pursuant to the NASDAQ Listing Rules, in addition to Mr. Marcus Rhodes, Mr. Dmitry Pleskonos, and Mr. Alexey Savatyugin, who were previously determined to be independent.

The Board of Directors also approved the following composition of the committees of the Board of Directors:

•	Mr. Boris Kim, Mr. Dmitry Pleskonos, Mr. Andrey Romanenko and Mr. Matthew Hammond were appointed as members of the Compensation Committee, with Mr. Boris Kim serving as chairman of the Compensation Committee.

•	Mr. Dmitry Pleskonos, Mr. Alexey Rasskazov, Mr. Andrey Romanenko, Mr. Ron Kalifa and Mr. Osama Bedier were appointed as members of the Strategy Committee, with Mr. Dmitry Pleskonos serving as chairman of the Strategy Committee.

“We are very pleased to announce that Mr. Osama Bedier, Mr. Ron Kalifa and Mr. Andrey Shemetov have attained the status of independent directors,” - said Boris Kim, Chairman of the Board of Directors – “so that now half of the Board is represented by independent directors. One of our main goals is to meet the highest corporate governance standards and we are glad that such prominent experts are now part of QIWI team. Moreover, I am looking forward to working together with our newly formed committees. I am sure that combined industry knowledge and dedication of the committee members will help QIWI execute its strategy and enhance its performance even further to the benefit of its customers and shareholders.”

About QIWI plc.

QIWI is a leading provider of next generation payment services in Russia and the CIS. It has an integrated proprietary network that enables payment services across physical, online and mobile channels. It has deployed over 15.8 million virtual wallets, over 171,000 kiosks and terminals, and enabled merchants to accept over RUB 50 billion cash and electronic payments monthly from over 70 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods to order and pay for goods and services across physical or online environments interchangeably.

Contact

Yakov Barinskiy	Varvara Kiseleva
Head of Corporate Development	Investor Relations
and Investor Relations	+7.499.709.0192
+7.499.709.0192	ir@qiwi.com
ir@qiwi.com